DRONE USA, INC.

16 Hamilton Street

West Haven, Connecticut 06516

July 26, 2017

Via Edgar Correspondence

Laura Nicholson, Esq.

Special Counsel

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Drone USA, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed June 27, 2017

File No. 000-55789

Dear Ms. Nicholson:

We have received your correspondence dated July 17, 2017. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Organizational History, page 1

1. We note your revised disclosure in response to our previous comments 4 and 20 appears to indicate that you believe the consideration for the BRVANT agreement consists only of the appointment of the Brazilian entity CEO to CTO and the 2,000,000 stock option grant, and that the payment of $1 million at a future undetermined date is non-binding and related only to the acquisition of full ownership of BRVANT. However, the form of the agreement in Exhibit 10.4 states that, as consideration for the four items listed, you agreed to exchange “…two million shares of Drone USA (that represents XX%) and One million dollars cash paid over a period to be defined at a later date…” Please support your assertion that the payment of the one million dollars is related only to the optional full acquisition of BRVANT, and not the other items enumerated in this agreement.

Response: The $1,000,000 is a contingent payment triggered by the decision of BRVANT and Drone USA that Drone USA will acquire full ownership of BRVANT and that BRVANT agrees to sell such full ownership to Drone USA, dependent in part, as stated in this Joint Venture Agreement, that doing so will not jeopardize BRVANT’s Brazilian government contracts. We believe that our disclosure is accurate and is confirmed by both principals of Drone USA and BRVANT, each of whom serves as a member of the Board of Directors of Drone USA.

Michael Bannon Drone USA, Inc. July 17, 2017 Page 2

2. We note your response to our prior comment 5 and reissue in part. While the response letter indicates your intent to disclose the consideration paid for your agreement with the Portuguese Government, the national aviation authority of Portugal, and Aeroportos de Portugal, we are unable to locate such added disclosure. If material, please disclose the consideration paid.

Response: The consideration constituted the expected use of the Santa Maria airport by Drone USA for testing of certain future drones and was not material in our view and, therefore, will not be disclosed.

Our financial status raises doubt about our ability to continue as a going concern, page 16

3. We note your disclosure that as of June 2017 you have received demand notices from collection agencies on behalf of several vendors. If material, please disclose amounts due to the vendors and the nature of your relationship with the vendors.

Response: We have amended Form 10 to include the amounts due to the vendors.

Our obligations to our senior secured lender, TCA, page 25

4. Consistent with your disclosure on pages 13 and 16, please disclose here and in the risk factor that immediately follows this one, that an event of default has already taken place and that on April 13, 2017 you received a default notice on your payment obligations under the secured credit facility agreement with TCA.

Response: We have amended Form 10 to include the receipt of the TCA default notice as requested in this comment.

Security Ownership of Certain Beneficial Owners and Management, page 53

5. We note your response to prior comment 18 regarding the voting rights of the Series A Preferred Stock, and your disclosure that each share of Series A preferred stock entitles the holder to vote on all matters submitted to a vote of shareholders with each share casting a vote equal to the quotient of the sum of all outstanding shares of common stock divided by 0.99. Please disclose the total number of votes that Mr. Bannon would be entitled to cast in connection with his ownership of 250 shares of Series A preferred stock (based on the total number of outstanding shares of common stock as of the latest practicable date).

Response: We have amended Form 10 to respond to this comment.

6. We note your disclosure on page 74 that a note payable in default was convertible into approximately 17,670,000 shares of common stock. Please provide your analysis as to whether the holder of such note is required to be included in your beneficial ownership table under Item 403. Refer to Exchange Act Rule 13d-3.

Response: We have amended the beneficial ownership table to disclose the beneficial ownership by TCA of the 17,670,000 conversion shares.

We are filing on EDGAR only for SEC access a marked version of the Form 10 to reflect the changes referenced above in response to the SEC’s comment letter. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030. If you cannot reach him, please contact the undersigned at mike@droneusainc.com.

Sincerely,

/s/ Michael Bannon

Michael Bannon

cc: Ernest M. Stern, Esq. (w/encl.)

Encl.